UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period September 10, 2002 File No. 0-30720

RADIUS EXPLORATIONS LTD.
(Name of Registrant)

355 Burrard Street, Suite 830, Vancouver, B.C. V6C 2G8, CANADA
(Address of principal executive offices)

1. News Releases:
   (a) 2002-6 dated August 8, 2002.
   (b) 2002-7 dated August 14, 2002.
   (c) 2002-8 dated August 29, 2002.
   (d) 2002-9 dated September 10, 2002.
2. BC Form 51-901F, Quarterly Report, containing the unaudited financial statements for the six months ended June 30, 2002.

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F. FORM 40-F _____ FORM 20-F xxx

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES_____ NO xxx

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

RADIUS EXPLORATIONS LTD.
(Registrant)

September 10, 2002 By: /s/ Simon Ridgway, President & Director
Date

RADIUS EXPLORATIONS LTD.
830-355 Burrard Street, Vancouver, BC, V6C 2G8, Canada
Ph: 604-801-5432, Fax: 604-662-8829, Toll Free 1-888-627-9378

News Release 2002-06 August 08, 2002

LALO OPTIONS GUATEMALA GOLD PROPERTY

DRILLING TO COMMENCE

The Company is pleased to announce that it has entered into a property option agreement with Lalo Ventures Ltd. ("Lalo"), a public company listed on the TSX Venture Exchange, whereby Lalo has been granted the option to acquire an undivided fifty (50%) percent interest in and to certain concessions located in Guatemala, known as the Holly Gold Property.

Lalo may earn its 50% interest by incurring aggregate exploration expenditures of $500,000 within one year from Exchange acceptance and incurring a further $1,000,000 during the second and third years following Exchange acceptance. Upon Lalo incurring an aggregate of $2,500,000 of exploration expenditures on or before the third anniversary of Exchange acceptance, Lalo will have earned its 50% interest in the Holly Property.

The Company now has an interest in four gold projects in Guatemala. Three of these are subject to joint venture agreements with Gold Fields, Pillar Resources and Lalo Ventures. The fourth property, the Banderas Project is located 13 km from the Holly Project and is undergoing target definition. In addition, regional work continues and further gold prospects are expected to emerge from this previously under-explored epithermal gold district.

Holly Property

The Holly Gold Project is located in eastern Guatemala; 3 hours drive on paved highway from the capital, Guatemala City. The 106 square km property is underlain by basement metamorphic schists and intercalated Tertiary sediments, volcanic rocks and rhyolite domes. Gold mineralization has been located in all of the rock units within an area measuring 1000 by 1200 metres.

The Holly Property hosts epithermal gold mineralization with significant silver credits in both high-grade vein swarms and in bulk or disseminated style. The veins occur in arrays or swarms and trend N-S and are vertical. Over 1,500 rock and soil samples have been collected from the property and a highlight of previously reported chip sampling by Radius personnel is presented below.

Trench Highlights

Zone	Host Rock	Au g/t	Ag g/t	Width m
Holly Ridge South	Volcanics	25.4	176	3.8
and		34.0	332	3.0
Holly Ridge North	Volcanics	5.5	47	8.0
including		20.3	163	1.3
Trail Zone	Sedimentary	5.3	60	18.0
Trench Ridge	Volcanics	25.5	122	6.0
Construction Road	Volcanics	1.69	5.1	40.0

An IP (induced polarization) geophysical crew has been mobilized to Guatemala and surveying will commence this week. The geophysics will be utilized to attempt to locate extensions of mineralization beneath younger cover rocks at the southern end of the zone. The geophysical program will take 10 to 14 days to complete at which point the property will be at the drill-ready stage.

A Phase I budget for a CDN$350,000 work program has been approved and work is underway. Radius will operate the work program. A minimum 1000 metre diamond drill program is scheduled to commence in early September and will test all of the known mineralized trends.

For further information including corporate information, please call toll free 1-888-627-9378 or visit our web site @ **www.radiusgold.com**

ON BEHALF OF THE BOARD

Symbol: RDU-TSX
Shares Issued: 17.9 million

"Signed"

Robert S. Wasylyshyn, P.Geo
Vice President, Director

RADIUS EXPLORATIONS LTD.

830-355 Burrard Street, Vancouver, BC, V6C 2G8, Canada
Ph: 604-801-5432, Fax: 604-662-8829, Toll Free 1-888-627-9378

News Release 2002-7 August 14, 2002

EXPLORATION UPDATE - GOLD FIELDS DRILLING AT BELLA VISTA

Radius Explorations is pleased to present a summary of exploration activities and corporate developments for the year to date. The Company has assembled and is exploring, with our joint venture partners, a commanding land position of over 5000 sq km of mineral concessions in an emerging regional gold belt in Guatemala.

Gold Fields Joint Venture – Motagua Gold Belt

Gold Fields of South Africa took over as operator on the Motagua Gold Belt in December 2001 and since that time has conducted an extensive evaluation of the 25 km-long trend of gold occurrences. Gold Fields has the right to earn a 55% interest in the property by spending US$5 million over 3.5 years. This year's expenditure is budgeted at US$1.5 million.

A drill program has commenced on the Bella Vista portion of the trend, testing the depth extensions of the Laguna North, Laguna South, and other zones. The Joint Venture recently made a significant addition to the joint venture land position by the acquisition of the 785 sq km Progresso I Concession. A first-pass work program on this new ground is presently underway.

Pillar Joint Venture – Marimba Project

On May 28 2002, Radius and Pillar Resources of Vancouver signed a joint venture option with respect to the Marimba Gold Property in eastern Guatemala. Pillar can earn a 60% interest in the project by expending CDN$2.5 million over 3 years. Once Pillar has acquired the 60% interest, Radius has the right to require Pillar to purchase the remaining 40% of the project in consideration for a 40% equity interest in Pillar.

Pillar commenced a work program on the Marimba Gold Property in June to include rock and soil sampling, geological mapping, and trenching. To date, analytical results from 1200 rock and soil samples define an extensive, strong gold anomaly that trends NE-SW and can be followed for 4km with widths approaching 500m. The epithermal-style mineralization is spatially related to a large rhyolite dome and hot spring occurrences.

Radius and Pillar are very encouraged by results to date and plan to advance this project to the drill stage by October of this year.

Lalo Joint Venture – Holly Gold Project

The Company recently (see News Release of August 8, 2002) announced a property option agreement with Lalo Ventures Ltd. on the Holly Gold Project in eastern Guatemala. Lalo has been given the right to earn a 50% interest in the property for aggregate expenditures of CDN$2.5 million over 3 years.

The Holly Project hosts low-sulfidation, high-grade gold and silver veins with grades up to 330g/t Au and 1kg/t Ag in silicified volcaniclastics, as well as, disseminated gold mineralization in silicified limy mudstone grading up to 8.9g/t Au. The property was mapped and sampled by Radius early this year and a mineralized footprint measuring 1000m by 1000m was defined by anomalous rock and soil geochemistry. The mineralized zone lies across a major regional unconformity and is spatially related to nearby rhyolite domes. Mineralization appears to be covered by younger volcanic flows to the south.

An induced polarization (IP) geophysical survey is presently being conducted to test for extensions of mineralization to the south as well as the continuity of the vein and disseminated mineralization at depth. A Phase I, 1,200m diamond drill program is scheduled to start on September 1st.

Banderas Gold Project – Radius 100%

The Banderas Gold Project is located 10km SE of the Holly Project and is presently undergoing geological mapping, prospecting, and soil and rock sampling. Gold mineralization is hosted by andesitic flows and tuffs within a rhyolite dome field. Epithermal quartz-veins and pyritic, quartz-breccia bodies occur in two parallel N-S trending zones, Zapote to the west and Cerro Golera to the east. The zones are 1.5km apart and can be traced along strike for 2km and 3km respectively.

The strongest zone discovered to date hosts mineralization grading up to 14.59g/t Au and 330 g/t Ag. This occurs as outcrop and float in a 600m by 400m NW-elongate area on the northern part of the Cerro Golera trend. Trenching and systematic channel sampling is planned for this area.

Soil sampling over the Zapote and Cerro Golera Zones returned gold and arsenic anomalies outlining the known mineralization and new areas that are presently being investigated. The grid is being expanded to cover the area between the trends and to the east and west to close off the open anomalies. The IP/Resistivity crew presently working at Holly will be moved to Banderas to test the width and vertical continuity of the mineralized structures. Drilling is planned for the Banderas Project as early as October 2002.

Further developments on the projects will be reported as received. For further information, including corporate information, please call toll free at 1-888-627-9378 or visit our web site at www.radiusgold.com

ON BEHALF OF THE BOARD

Symbol: TSX-RDU
Shares Issued: 17.9 million

"signed"

Robert S Wasylyshyn, P.Geo
Vice President, Director
Radius Explorations Ltd.

RADIUS EXPLORATIONS LTD.

830-355 Burrard Street, Vancouver, BC, V6C 2G8, Canada
Ph: 604-801-5432, Fax: 604-662-8829, Toll Free 1-888-627-9378

News Release 2002-8 August 29, 2002

SECOND QUARTER RESULTS

Radius Explorations is pleased to report on its second quarter financial results.

The Company recorded a net loss for the six months ended June 30, 2002 of $238,691, compared to $291,399 for the six months ended June 30, 2001. Revenue was similar in each period, however, administrative expenses decreased by approximately $52,000 from the previous year period. Approximately $818,000 was spent on the Company's mineral properties in Guatemala during the first half of 2002, most of which on projects owned 100% by the Company.

As at June 30, 2002, Radius had working capital of approximately $1.66 million. Management expects that the Company has sufficient working capital to meet its corporate and exploration commitments over the next 12 months.

For further information on the Company, please call toll free at 1-888-627-9378 or visit our web site at www.radiusgold.com

ON BEHALF OF THE BOARD

Symbol: TSX-RDU
Shares Issued: 17.9 million

"signed"

Robert S. Wasylyshyn, P.Geo
Vice President, Director
Radius Explorations Ltd.

RADIUS EXPLORATIONS LTD.
830-355 Burrard Street, Vancouver, BC, V6C 2G8, Canada
Ph: 604-801-5432, Fax: 604-662-8829, Toll Free 1-888-627-9378

News Release 2002-9 September 10, 2002

DRILL TURNING AT HOLLY GOLD IN GUATEMALA

Radius Explorations Ltd. and joint venture partner Lalo Ventures Ltd. are pleased to announce the commencement of a Phase I diamond drill campaign at the Holly Gold Prospect in eastern Guatemala. Lalo can earn a 50% interest in the property by completing CDN $2.5 million in work expenditures over 3 years. Radius is operator of the work program.

The Holly property has been the subject of a detailed exploration program since the start of the year. The property hosts low-sulfidation, high-grade gold and silver veins, as well as bulk style disseminated gold mineralization. A recently completed induced polarization (IP) geophysical survey greatly increased the understanding and potential of the property by confirming the presence of targets at depth and in areas of post mineral cover.

A minimum 1,000m diamond drill program will test at least 6 known auriferous trends. Core will be logged and sawn on the property by Radius personnel and samples will be transported to BSi Inpectorate Laboratories in Guatemala City. Samples are prepared in Guatemala and flown to Reno, Nevada for all analytical work.

Motagua Gold Belt

Gold Fields has recently completed a drill program at the Bella Vista Project in central Guatemala and results are pending. The drill rig has now been moved to the Lupita Zone and drilling will commence there late this week. The Lupita Zone was drilled by Radius in July 2001 and results of that program are tabled below. During 2001 Radius drill tested an area 400 m by 300 m and Gold Fields will now test a 500 m strike extension to the west.

HOLE	INTERVAL		THICKNESS	GRADE
	From(m)	To(m)	(m)	(Au g/t)
LWRC-01	35.1	61.0	25.9	2.09
LWRC-02	38.1	67.1	29.0	1.91
LWRC-03	86.9	156.7	69.8	1.00
LWRC-04	32.0	167.6	135.6	1.22
LWRC-06	115.8	134.1	18.3	1.39
LWRC-07	0.0	149.3end of hole	149.3	0.77

*Note all above results were previously released

Further developments on the projects will be reported as received. For further information, including corporate information, please call toll free at 1-888-627-9378 or visit our web site at www.radiusgold.com.

ON BEHALF OF THE BOARD

"signed"
Simon T. Ridgway, President

Symbol: TSX-RDU
Shares Issued: 17.9 million

BCSC British Columbia Securities Commission

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F
(previously Form 61)

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY / MM / DD
RADIUS EXPLORATIONS LTD.	**March 31, 2002**	**02 05 30**

ISSUER ADDRESS

830 – 355 Burrard Street

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TEL. NO.
Vancouver	**B.C.**	**V6C 2G8**	**604-662-8829**	**604-801-5432**

CONTACT NAME	CONTACT POSITION	CONTACT TEL. NO.
Simon T. Ridgway	**President**	**604-801-5432**

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
info@radiusgold.com	**www.radiusgold.com**

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein have been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY / MM / DD
"signed"	**Simon T. Ridgway**	**02 05 30**
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY / MM / DD
"signed"	**Robert S. Wasylyshyn**	**02 05 30**

RADIUS EXPLORATIONS LTD.

830-355 Burrard Street, Vancouver, BC, V6C 2G8, Canada
Ph: 604-801-5432, Fax: 604-662-8829, Toll Free 1-888-627-9378

MARCH 31, 2002 QUARTERLY REPORT

SCHEDULE A – FINANCIAL STATEMENTS

See attached unaudited financial statements for the three month period ended March 31, 2002.

SCHEDULE B – SUPPLEMENTARY INFORMATION

1. Analysis of Expenses and Deferred Costs: See Schedule A, Financial Statements.

2. Related Party Transactions: See Schedule A, Financial Statements, Note 5.

3. Summary of Securities Issued and Options Granted During the Period (Year-to-Date):

(a) Securities Issued

Date of Issue	Type of Security	Type of Issue	Number	Price	Total Proceeds	Type of Consideration	Com. Paid
Nil							

(b) Options Granted

Date of Grant	Optionee	No. of Shares	Exercise Price	Expiry Date
Nil				

4. Summary of Securities as at the End of the Reporting Period

(a) Authorized share capital: 100,000,000 common shares without par value.

(b) Shares issued and outstanding: 17,911,096 common shares, with a recorded value of $10,700,379

(c) Options, warrants and convertible securities outstanding:

Type of Security	Number Outstanding	Exercise Price Per Share	Expiry Date	Recorded Value
Warrants	627,500	$1.25	Jun. 07, 02	N/A
Warrants	900,000	$1.25	Jun. 14, 02	N/A
Warrants	1,904,762	$1.25	Jul. 16, 02	N/A
Warrants	1,373,334	$0.74	Feb. 28, 03	N/A
Stock options	500,000	$1.25	Jun. 14, 03	N/A
Stock options	272,000	$0.65	Oct. 31, 04	N/A
Stock options	40,000	$0.65	Dec. 12, 04	N/A
Stock options	339,000	$0.60	Nov. 15, 05	N/A
Stock options	54,000	$0.68	Jan. 11, 06	N/A
Stock options	125,000	$0.85	Jan. 24, 06	N/A
Stock options	20,000	$0.94	Jun. 14, 06	N/A
Stock options	220,000	$1.00	Jul. 10, 06	N/A

(d) Shares held subject to escrow agreement: 750,000.
Shares held subject to pooling agreement: Nil.

5. Directors and Officers as at the Date this Report is Signed and Filed:

Name	Position
Simon T. Ridgway	Director & President
Robert S. Wasylyshyn	Director & Vice-President, Exploration
Harmen J. Keyser	Director
Mario Szotlender	Director
David Farrell	Director
Craig Bow	Director
Tim R. Osler	Secretary

SCHEDULE C – MANAGEMENT DISCUSSION AND ANALYSIS
(for the three month period ended March 31, 2002)

Radius Explorations Ltd. is in the business of acquiring, exploring and developing mineral properties.

During the first quarter of 2002, exploration work continued under the Radius-Gold Fields Joint Venture encompassing what has been referred to by the Company as the Motagua Gold Belt. Gold Fields is the operator of the project and has budgeted expenditures in excess of CAD$2.0 million for this calendar year. In early May, 2002, Gold Fields informed the Company that drilling has commenced on the Tierra Blanca property in central Guatemala.

Since December of 2001 Gold Fields' exploration program has advanced a number of prospective areas within the belt to the drill ready stage and several will be drill tested within the coming months, including Tierra Blanca, Laguna North, Laguna South, JNL, TBS and Escondida.

In Eastern Guatemala, the Company is aggressively evaluating its large, 100% owned landholdings. Since last December, over 2,000 rock, soil and stream sediment samples have been collected, and a number of epithermal gold prospects have been identified. Regional work and project development is ongoing.

Also in May, 2002, the Company granted, subject to acceptance by the TSX Venture Exchange, an option to Pillar Resources Inc. (TSX-PRI) to earn a 60% interest in certain exploration concessions located in Guatemala known as the Marimba Project.

To exercise the option, Pillar must pay to the Company US$30,000 upon regulatory acceptance of the transaction, and incur a total of CAD$2.5 million in exploration expenditures on the Project over three years. Once Pillar has acquired the 60% interest, Radius has the right to require Pillar to purchase the remaining 40% of the Project held by Radius's subsidiary in consideration for a 40% equity interest in Pillar (assuming Pillar has no material assets at that time other than the 60% interest in Marimba). Pillar has also agreed to honour a right of first refusal held by Gold Fields Exploration B.V. pursuant to a prior agreement between the Company and Gold Fields, which requires that if Pillar proposes to transfer any of its interest in the Marimba Project to a third party, it must first offer to transfer such interest to Gold Fields.

The Marimba Project is strategically located in a highly mineralized belt which includes several active exploration projects, advanced precious metal properties, and operating gold mines. Radius has made several new discoveries in this region of Guatemala and will afford Pillar with immediate geological understanding and logistical capabilities allowing for rapid advancement of the Project.

Pillar has developed a work program which includes detailed soil grids, soil and rock geochemistry and geophysics. Exploration will be directed toward the definition of the know mineralized zones as well as a concurrent evaluation of additional geological, geochemical, and geophysical targets. Once all targets have been prioritized the system will be tested by drilling.

No financings were completed by the Company during the first quarter of 2002. As at March 31, 2002, the Company had working capital of approximately $2.16 million. On May 22, 2002, the Company sent out notice of its annual general meeting to be held on June 26, 2002.

ON BEHALF OF THE BOARD OF DIRECTORS,

"signed"

Simon Ridgway, President

RADIUS EXPLORATIONS LTD.

(A Development Stage Company)

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2002

(Unaudited – Prepared by Management)

(Expressed in Canadian Dollars)

RADIUS EXPLORATIONS LTD.

(A Development Stage Company)
INTERIM CONSOLIDATED BALANCE SHEETS
AS AT JUNE 30, 2002
(Unaudited - Prepared by Management)
(Expressed in Canadian Dollars)

	June 30, 2002	December 31, 2001
ASSETS		
CURRENT		
Cash and short-term deposits	$ 1,614,796	$ 2,620,116
Accounts receivable	42,771	62,384
Due from related parties	52,087	153,608
Prepaid expenses and deposits	40,571	71,757
	1,750,225	2,907,865
CAPITAL ASSETS	55,616	66,006
ADVANCES FOR EXPLORATION COSTS	34,729	43,792
DEFERRED EXPLORATION COSTS	5,905,461	5,087,394
	$ 7,746,031	$ 8,105,057
LIABILITIES		
CURRENT		
Accounts payable and accrued liabilities	$ 88,728	$ 207,563
SHAREHOLDERS' EQUITY		
SHARE CAPITAL	10,699,379	10,700,879
DEFICIT	(3,042,076)	(2,803,385)
	7,657,303	7,897,494
	$ 7,746,031	$ 8,105,057

APPROVED BY THE DIRECTORS:

"signed", Director
Simon T. Ridgway

"signed", Director
Robert S. Wasylyshyn

RADIUS EXPLORATIONS LTD.

(A Development Stage Company)
INTERIM CONSOLIDATED STATEMENT OF DEFICIT
FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2002
(Unaudited - Prepared by Management)
(Expressed in Canadian Dollars)

	Three Month Period Ended June 30,		Six Month Period Ended June 30,	
	2002	2001	2002	2001
DEFICIT - BEGINNING OF PERIOD	$2,919,315	$1,812,633	$2,803,385	$1,697,645
Net loss for the period	122,761	185,790	238,691	300,778
DEFICIT - END OF PERIOD	$3,042,076	$1,998,423	$3,042,076	$1,998,423

RADIUS EXPLORATIONS LTD.

(A Development Stage Company)
INTERIM CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2002
(Unaudited - Prepared by Management)
(Expressed in Canadian Dollars)

	Three Month Period Ended June 30,		Six Month Period Ended June 30,	
	2002	2001	2002	2001
REVENUE				
Consulting income	$ -	$ 18,004	$ 14,586	$ 18,004
Interest income	12,793	7,510	13,918	9,969
	12,793	25,514	28,504	27,973
EXPENSES				
Amortization	5,195	2,080	10,390	2,240
Bank charges and interest	812	503	1,285	819
Consulting fees	15,000	4,333	30,000	4,333
Foreign currency exchange	(3,162)	(2,517)	3,931	(1,921)
Legal	108	911	202	3,482
Management fees	7,500	7,500	15,000	15,000
Office and miscellaneous	8,886	4,908	17,351	10,313
Public relations	15,888	63,266	23,740	68,967
Regulatory and stock exchange fees	927	4,460	1,423	6,120
Rent and utilities	13,632	13,467	23,482	26,934
Repair and maintenance	4,287	3,488	9,348	7,608
Salaries and wages	56,941	95,742	114,633	155,302
Telephone and fax	2,732	5,491	6,619	9,299
Transfer agent fees	1,816	2,194	2,704	3,496
Travel and accommodation	4,992	3,900	7,087	7,380
	135,554	209,726	267,195	319,372
LOSS BEFORE OTHER ITEM	122,761	184,212	238,691	291,399
Other item				
Deferred exploration costs written-off	-	1,578	-	9,379
NET LOSS FOR THE PERIOD	$122,761	$185,790	$238,691	$300,778
LOSS PER SHARE	$ 0.01	$ 0.01	$ 0.01	$ 0.02

RADIUS EXPLORATIONS LTD.
(A Development Stage Company)
INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2002
(Unaudited - Prepared by Management)
(Expressed in Canadian Dollars)

	Three Month Period Ended June 30,		Six Month Period Ended June 30,	
	2002	2001	2002	2001
OPERATING ACTIVITIES				
Net loss for the period	$ (122,761)	$ (185,790)	$ (238,691)	$ (300,778)
Items not involving cash				
Amortization	5,195	2,080	10,390	2,240
Write-off of mineral property	-	1,578	-	9,379
	(117,566)	(182,132)	(228,301)	(289,159)
Changes in non-cash working capital items	(62,986)	(239,442)	(68,036)	(379,254)
	(180,552)	(421,574)	(296,337)	(668,413)
FINANCING ACTIVITIES				
Proceeds on issuance of common shares	-	3,696,250	-	4,568,250
Issue costs of common shares	(1,000)	(17,357)	(1,500)	(20,024)
	(1,000)	3,678,893	(1,500)	4,548,226
INVESTING ACTIVITIES				
Advances for exploration costs	130,844	54,920	9,063	(68,891)
Due from related parties	(459)	(24,151)	101,521	(19,613)
Expenditures on deferred exploration costs	(512,727)	(888,401)	(818,067)	(1,588,699)
Purchase of capital assets	-	(5)	-	(1,149)
	(382,342)	(857,637)	(707,483)	(1,678,352)
INCREASE IN CASH	(563,894)	2,399,682	(1,005,320)	2,201,461
Cash - beginning of period	2,178,690	348,359	2,620,116	546,580
CASH - END OF PERIOD	$1,614,796	$2,748,041	$1,614,796	$2,748,041

RADIUS EXPLORATIONS LTD.
(A Development Stage Company)
INTERIM CONSOLIDATED SCHEDULE OF DEFERRED EXPLORATION COSTS
FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2002
(Unaudited - Prepared by Management)
(Expressed in Canadian Dollars)

	Guatemala			Six Month Period Ended Jun. 30, 2002	Year Ended Dec. 31, 2001
	JV Projects	Holly	Other		
BALANCE - BEGINNING OF PERIOD	$4,941,611	$ 25,558	$120,225	$5,087,394	$2,003,046
ACQUISITION COSTS					
Shares	-	-	-	-	100,000
Cash	69,249	-	43,792	113,041	491,052
	69,249	-	43,792	113,041	591,052
EXPENDITURES DURING THE PERIOD					
Automobile	-	5,031	11,148	16,179	94,829
Camp, food and supplies	-	4,045	18,705	22,750	79,723
Drafting, maps and printing	150	23,707	5,995	29,852	142,828
Drilling	21,144	-	-	21,144	330,313
Equipment	-	362	1,377	1,739	8,104
Equipment rental	-	-	162	162	84,031
Exploration administration	63	82	3,298	3,443	19,132
Geochemistry	290	44,509	23,300	68,099	202,039
Geological consulting	18,789	181,770	125,479	326,038	839,760
Legal and accounting	-	6,756	22,420	29,176	93,231
Licenses, rights and taxes	1,749	57	21,514	23,320	76,781
Materials	-	538	2,423	2,961	29,782
Medical expenses	263	7,814	5,251	13,328	42,638
Property payments	57	-	-	57	41,544
Rent and utilities	-	-	18,708	18,708	60,780
Repair and maintenance	-	316	2,252	2,568	9,595
Salaries and wages	575	21,672	21,188	43,435	163,003
Shipping	81	-	639	720	2,528
Telephone and communications	-	1,286	11,747	13,033	39,947
Travel and accommodation	-	37,255	31,059	68,314	188,073
	43,161	335,200	326,665	705,026	2,548,661
EXPENDITURES WRITTEN-OFF	-	-	-	-	55,365
BALANCE - END OF PERIOD	$5,054,021	$360,758	$490,682	$5,905,461	$5,087,394

1. **Basis of Presentation**

The consolidated financial statements contained herein include the accounts of Radius Explorations Ltd. and its wholly-owned subsidiaries located in Guatemala and Mexico.

The interim period consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles. All financial summaries included are presented on a comparative and consistent basis showing the figures for the corresponding period in the preceding year. The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of the annual financial statements. Certain information and footnote disclosure normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. These interim period statements should be read together with the audited financial statements and the accompanying notes included in the Company's latest annual report. In the opinion of the Company, its unaudited interim consolidated financial statements contain all adjustment necessary in order to present a fair statement of the results of the interim periods presented.

2. **Nature of Operations**

The Company was incorporated on September 09, 1997 and is or has been engaged in acquisition and exploration of mineral properties in Canada, Guatemala and Mexico. The amounts shown for the mineral properties represent costs incurred to date and do not reflect present or future values. The Company is in the process of exploring its mineral properties and has not yet determined whether the properties contain reserves that are economically recoverable. Accordingly, the recoverability of these capitalized costs is dependant upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete their development and upon future profitable production.

3. **Loss Per Share**

The basic loss per share is based on the weighted average number of shares outstanding. The fully diluted loss per share is not presented as it would be anti-dilutive.

4. **Due From Related Parties**

The amounts are due from companies related by common directors and are for the sharing of office space and administrative overhead. These amounts are non-interest bearing and have no fixed repayment terms.

5. Related Party Transactions

The Company entered into the following transactions with related parties:

a. Paid $63,750 (June 30, 2001 - $66,750) in geological consulting fees, which have been capitalized to deferred exploration costs, to a company controlled by a director and a director of the Company.

b. Paid $15,000 (June 30, 2001 - $15,000) in management fees to a company controlled by a director.

c. Paid $21,984 (June 30, 2001 - $23,600) for administrative services to a director and officer of the Company.

6. Segmented Information

The Company's business is the acquisition, exploration and development of mineral resource properties. Foreign geographic segments are engaged in exploration and development activities and have not commenced any material operating activities. Details of identifiable assets by geographic segments are as follows:

	Six Month Period Ended June 30, 2002	Year Ended December 31, 2001
Capital Assets		
Guatemala	$ 55,616	$ 66,006
Deferred Exploration Costs		
Guatemala	$ 5,905,461	$ 5,087,394